Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872 501/0001-23 A Publicly Listed Company ANNUAL GENERAL STOCKHOLDERS’ MEETING Summariced voting map sent by the Registrar and Transfer of Shares Agent According to CVM Instruction NP 481/09, Itaú Unibanco Holding S.A. (“Company”) discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Annual General Stockholders’ Meeting to be exclusively held online on April 27, 2021, 11:00a.m., with the purpose to Description - ordinary penda Candidates Voting Number of shares over total voting Apr 4.559.244,28 99.99212 1 se on the allocation of the income for the fiscal year as detailed in the General Stockholders Mes Manual available 31: 1 hes/www.tau.com.br/recoescontinvestidores/listgroup.aspx?idCanal-Sajili HIG/MOZICX-Klingen Wers’ Meeting Fejest 131.300 0.00 l’eprove 4.559.185.514 99.995831 2 Take cognizance of the Management’s Resort, the Resort of the Independent Aditors, the opinion of the Fiscal Council, and the Summary of the Preport of the Audit Committee, and comine them for resolution on the Financial Statements for the fiscal year ended December 31, 2000 Reject 190,073 0.00112 cpro 4.559.240,282 99.99712 3 Fx the number of members who will comprise de Bord of Directors in Twelve 1121 25 proposed by the controlling shareholders: nje 131,300 0.00288 0.00224 Do you want to request the adoption of the multiple wote process for the election of the lourd of Director, purwartte Article 143cf Law No. 6,404 of 1976 No Abstain 124.800 254,200 4.559,006,06 0.005.12 99.99150 Aprove 4.559.235.787 99.996931 Alfredo Egydio Sil jest 500 0.00019 Abstain 181,300 0.0004 prove Analicia de Mattos Barretto Vida Rejest 4,559 235,787 99.95693 4 stain 85001 131,300 4,558.095, 252 L.149.03 132.100 00019 0.000 92.97192 0.02520 Aprove Pelet Aantain Candide loethe tracker 0.00288 Aprove 4.559.244,287 99.99712 Fabio Coleto Barbosa Conselheira Independence Rejest 111100 0.OOGID 4.599 1 94.99712 0.0008 99.9969 0.00019 S Aprove Frederico Tranici Conselheira Independence Aestan leprove Election of the board of directors by candidate - Total members to be electest 12 Nomination of candidates to the Board of Directors the stockholder 1050 Moreira Sales ramint as many candidates as the amber of vacancies to be fulfilled in the ro eneral election. The voles indicated in this field wil be disregarded if the Leprove shareholder holding voting shares also fit in die selds present in the separate election of a member of the board of directors and the sporate election covered to Ambrogio Creationem licenser Independente by the fies) Nestan Maria Helena dos Santos Femandes prove de Santana Feject Consell Independente lessan 131.0 4.55922782 8,500 131.30 4.558.095.252 1.149,055 131,300 4,559 24,78 1 0.000 9997192 0.02520 0.000 99.99712 131,30 Pedro Bodin de Moraes Conselheiro Independemel Aprove Reject stain 1.149.035 131,300 9297193 0.025201 G.DOCH 99.99 For Moreira Salles Reprove Peject Autain 4.599215282 8.500 131,00 0.00019 prove 4.559.235.787 999 Ricardo Vila Marina Reject 0000191 Abssain 131,300 4.559.235.787 99.99693 Roberto Egidio Setubal 8.500 0.000LS 131,300 es 4,54205,499 99.6497 the multiple voting process is adapted, do yoa want to distribute the wote adapred is the same percentage to the candidates? If the shareholder chooses 10 abstain and the election occurs through the multiple vore process, his/her More must be counted as abstention in the respective resolution of the meeting 15.970,08 0.35027 Corporative interne

Alfredo Egydio Setubal 10,390 7.801801 42 Lica de Mattos Barretto Vida 10,390 780180 Candido Borelho Brache 10,296 7.801811 13,229 9.92793 Fabio Coletti Barbosa Conselheiro Independente Frederico Tranici licenseherindeperaterie 13,229 9.92793 10,390 780180 7 10,390 786180 oso Moreira Sales ww of all candidates for the use of the percentage of vales to be Jatributed Marco Ambroplo Creplicami Conselheira Indepersonel Maria Helena dos Santos Femandes de Santana licenselwira independente Pedro Bodin de Moraes Conselheira Independene Pedro Moreira Salles 9.923 30,996 780180 10,390 7.2011 Ricardo Villa Marina 10,390 2016 roberto Egydio Setubal 30,996 2018 8.372.092 0.16354 & Nu 16150000000 0.0035 4,551,614,0 2.115,400 0.04642 9 No Abstain 4,558,031,2.2001 99.95351 Minority stockholders with wooing rights requesting a separate election of member to the Board of Directors: Do you want to request a separate election of a member to the lourd of Directors, in accordance with Article 141, paragraph of Law No. 6,404 of 1976? the shareholder can only filin this field he/she is the uninterrupted holder of the shares with which he/she votes during the Fronths immediately prior to the general meeting) Metly slots with ris ripas requesting sede declina member to the Board of Directors: If neither smootholders wide worting rights or preferred stockholders with no or restriced voting nights meet the quorum. respectively, as required by herreland Il a paragraph of Article 341 of Law No. 6,404 of 1976, do you want your vale to be added to the wobes of preferred shares to elect, 10 the Board of Directors, the candidate with the majority of Does among al those who as included in this remote voting form. run for election serrate Preferred stockholders with no or restricted woning rights requesting a separate election of meer to the Board of Director: Do you want to request a aparate election of a numbe to the Board of Directors, in accordance te Article 141, paragraph 4 il of Law No. 6.404 1976?|the shareholder can only in this ried if he/she is the uninterrupted holder of the shares with which he/she votes during the months med prior to the real meeting Preferred stockholders with no or restricted voring rights requesting a separate Preferred stockholders with no ore election of a member to the Board of Directors: If either vating beckholdersnor preferred stockholders with or restricted voting rights meet the quorum respectively, as required try items and il el paragraph 4 of Article 341 of Law Me 6,404 of 1976, do you want your vote to be added to the wores of wooing shares to elect, to the Board of Directors the candidate with the majority of votes among al hoe whos included in this remote voting form, run forelesnately 922854.033 922854.03 64 46918 10 No 288.800,389 20.111a 2200:1,083 15.35964 fres 964,996,125 67.41316 11 No 311,938,933 21.79158 154570,44 154.339,407 10.792 Aprove 4,559.214,26 99.99712 131,1001 C.COM 12 Aimar Ribeiro Moura leesvol |lailscutarian Reject Election of the final council by candidate - Total members to be elected: 2 Antain Monination of candidates to the Fiscal Cound the stockholder may nominale a many candidates as the number of vacancies to be filled in the general election Leprove Hose Caruso Cruz Henriques (etetlen Rejest Reinalderersbo) 4,559.244,287 99.99212 111,10 0.00 Laprove 1,296,055,46 9.167 13 Separate election of the film. Prerred shares Kamination of candidates to the fiscal comel by others taking Barretten Berlin etwol/Rene shares without voting or restricted voting rights “Gumares Andrich (level Reject 9,109,452 0.6065 92.873.5351 6.20382 prove 4,559 244,282 14 Piesele on the amount located to the well compensation of the ramb the Company’s Board of officers and Board of Directors in the botal amount of R$ 450,000,000.00 211,100 0.000 Leprove 4,558 103,752 99.9721 15 Revolve on the monthly individual compensation of R$15.000 m to elective members and 4000.00 to alternate members of the Council Reject ä 12711 0.02789 1”)There so the total equity investment, without com during the percentage during the period of tree months ont, medtely prior to the Gener Stockhoes’ Moeting olded for in pregat Nitide 4 of 60476 S5o Paulo April 25, 20 RENATOLIA JACOR Group Head of investor Relations and Market itelligence Corporative interne

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.S04/0001-23 A Publicly Listed Company EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Consolidated summarized remote voting map According to CVM Instruction No 481/09, Itaú Unibanco Holding S.A. (“Company’s discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Extraordinary General Stockholders’ Meeting to be exclusively held online on April 27, 2021, 11:10 a.m., with the purpose to item Description - extraordinary agenda Candidates Voting Number of shares over total voting 4,569,997,445 2.997131 1 Amend the laws to Streamline the structure of the Board of officers, leaving only the positions of Chief Executive Officer and Officerie 9.1, 9.3 10.3 Aprve Reject Abstain 131.300 0.00287 4.569,997.448 99.99713 Approve Reject ript Amund the Bylaws to provide for the setting up of an Executive Committee, the Company’s highest le body to the defined by the Board of Directoriem 19:21: 2 Albstain 133,100 0.0021 Approve Amend the Bylaws to change the way of the Company’s representation, which w be carried out by Officers together and when the amount Inolved in a transaction exceeds RS500 miliona che of the Officers mest be wither the Chief Executive Officer or another Dice who is a member of the Executive Committee article 10 and 101) Reject Abstain 0.00267 131,300 4.564,997448 99.99713 consolidate the Bylaws by carrying out the amendments mentioned in aforementioned and resulting adjustments to wardhe Approve eject Aestain 131.300 0.00287 São Paulo-SP, April 26, 2021 AENATO LUMIA JACOB Group Head of Investor Relations and Market Intelligence Carport